United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 31, 2026		Director of Investor Relations


VALE
2Q26
Performance
July 31st, 2026



This presentation includes statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 ("PSLRA"). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "may," "will," "plan," "intend," "estimate," "target," "ambition," "potential," and similar expressions. Those statements appear in a number of places in this presentation and may include statements regarding our intent, belief or current expectations with respect to:

(a) the countries where we operate, especially Brazil and Canada;
(b) the global economy;
(c) the capital markets;
(d) mining and metals prices and their dependence on global industrial production, which is cyclical by nature;
(e) global competition in the markets in which Vale operates;
(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources; and;
(g) other factors or trends affecting our financial condition, liquidity, results of operations, business strategy, capital allocation, sustainability commitments and growth prospects.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, objectives and expectations.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

This cautionary statement is also applicable to any oral forward-looking statements made by or on behalf of Vale in connection with this presentation . Vale does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This presentation may also include certain financial measures that are not prepared in accordance with IFRS accounting standards. We present these measures because we believe they provide useful information to investors regarding our financial condition and results of operations. Non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards.

Disclaimer



1. Opening remarks

2. Financial Performance

Vale's strategy

Connecting today to tomorrow

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore

Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper

Accelerating growth to double production

Nickel

Focus on operational efficiency


Cultural Evolution
Safety
Innovation
People
Our levers
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

VALE

On track to meet production guidances:

operational excellence and projects' ramp-up driving growth y/y

2025
2026

Iron ore
(Mt)

2026 Production Guidance: 335-345

Fe 26


+1%
+3%
83.6
84.3
77.3
79.7
Production
Sales

- Record production at S11D
- Capanema and VGR1 ramp up

Copper
(Kt)

2026 Production Guidance: 360-380

Cu 29


+6%
+10%
93
98
89
98
Production
Sales

- Record production at Salobo
- Strong output at Sossego

Nickel
(Kt)

2026 Production Guidance: 185-200

Ni 28


+4%
+7%
40
42
41
44
Production
Sales

- Higher output from Onça Puma
- Record production in Long Harbour

Iron Ore: strengthening competitiveness, while expanding product portfolio flexibility

2025

2026

Capanema and VGR1
Start-up: 2024 ✓



- 15 Mtpy capacity addition (each)
- Ramp-up completion in 2026

Serra Sul +20
Start-up: July/26 ✓



- Expanding one of the world's most competitive iron ore assets
- Improved operational flexibility
- Physical progress: 88%

Compact Crusher
Start-up: 4Q26



- De-bottlenecking S11D orebody: removing jaspilite waste constraints
- Physical progress: 95%

Base Metals: accelerating projects' development



Construction site
Bacaba

Bacaba Project

Start-up advanced to 3Q27 (from 1H28)

- 39% physical progress
- Capacity: 50 ktpy

Salobo CPF project to be announced soon

We are building the mining of the future
connecting today to tomorrow



1

Smart
operations

Innovation and technology** supporting **safety culture** and **operational excellence



2

Minimally
invasive mines

*Minimizing impact through **responsible design** and **technology use***



3

Zero
waste, tailings & carbon

*Reducing the **need for dams**, increasing **circularity** and advancing in the **decarbonization agenda***



4

Value
sharing

*Promoting a **real and positive impact** on society*



5

Workforce
of the future

***Diverse**, adaptive, **purpose-driven** people*

Learn more in our R&D&I Report[1]

[1] Research, Development and Innovation Report



1. Opening remarks

2. Financial Performance

EBITDA: 19% y/y growth despite external cost pressures

Proforma EBITDA, 2Q26 vs. 2Q25

US$ million


19%
3.424
568
690
85
-241
-180
-280
4.066
• Price[2]: +689
• FX effect: -38
Proforma EBITDA 2Q25[1]
VBM EBITDA contribution
Price
Volume
Freight
FX effect[3]
Others[4]
Proforma EBITDA 2Q26[1]
Iron Ore Solutions

[1] Excluding Brumadinho expenses and non-recurring items. [2] Including the negative variation of US$ -124 million related to provisional price adjustments. [3] Including Iron Ore Solutions and non-allocated to segments items. [4] Including stoppage expenses and concentration costs in Iron Ore Solutions, EBITDA from Associates and JVs, expenses not allocated to segments, and other effects.

Iron ore costs: efficiency gains, higher volumes and improved mix partly offset external effects

C1 cash cost[1]

US$/t


9%
22.2
24.1
2Q25
2Q26

Main effects in 2Q26 (y/y)

- FX (US$ +1.5/t)
- Inventory turnover (US$ +0.4/t)
- Higher diesel costs (US$ +0.3/t)
- Mix and fixed cost dilution (US$ -0.3/t)
- Efficiency program (US$ -0.2/t)

All-in costs[2]

US$/t


18%
52.4
61.6
60.0
2Q25
2Q26
2Q26
(adjusted to oil hedge effect)³

Main effects in 2Q26 (y/y)

- Higher freight cost (US$ +3.7/t)
- FX (US$ +2.2/t)
- Distribution and concentration costs (US$ +1.8/t)
- Stoppage costs[4] (US$ +1.1/t)
- Higher all-in fines premiums (US$ -1.1/t)

[1] C1 cash cost, excluding third-party purchase. [2] Iron ore fines and pellets all-in costs (cash cost break-even landed in China) at 61%Fe price index. [3] Considering the cash effect of oil hedge. [4] Costs mainly related to Fábrica and Viga stoppage.

Iron ore costs: guidance update based on new macro assumptions; focusing on controllables

C1 cash cost[1], 2026 guidance

US$/t


External effects: US$ ~1.5/t
20-21.5
1,2
0,2
0,5
22.5-23.5
Previous
FX
(BRL @5.13)²
Diesel³
Inventory
turnover⁴
Others
New

All-in costs[5], 2026 guidance

US$/t


External effects: US$ ~5/t
52-56
3,3
1,9
-0.4
0,6
58-62
Previous
Oil³
FX
(BRL @5.13)²
Iron ore price
and
premiums⁶
Stoppage
costs⁷
Others
New

(non-exhaustive)

Ongoing efficiency program initiatives

- Improving asset utilization
- Inventory optimization
- Maintenance efficiencies
- Supplier contract optimization
- Performance-based contracts

Oil-hedging program

- US$ 99 million in financial results benefit in 2Q26

[1] C1 cash cost, excluding third-party purchase. [2] Assumes an average BRL exchange rate of 5.13 in 2026. [3] Assumes a Brent oil price of US$ 86/bbl in 2026, as well as adjustments in diesel price in the Brazilian domestic market. [4] Related to the difference between the average cost of inventories at the beginning of 2026 and the assumptions used when the guidance was defined. [5] Iron ore fines and pellets all-in costs (cash cost break-even landed in China) at 61%Fe price index. [6] Including the effect related to higher prices on third-party ore purchase costs and royalties, the rebasing of the reference index from a 62% Fe to a 61% Fe benchmark, and changes in product portfolio strategy and mix. [7] Mainly related to the stoppages of Fábrica and Viga operations.

VALE

VBM costs: lowering cost guidances on solid operational execution and by-product revenues

Copper all-in costs *('000 US$/t)*



1.5
-1.8
-0.3
2Q25
2Q26

Main effects in 2Q26 (y/y)

- Higher by-product revenues (US$ -1.9 k/t)
- Cost improvements (US$ -0.4 k/t)
- FX (US$ +0.5 k/t)

All-in costs, 2026 guidance *('000 US$/t)*



1.0-1.5
0.0-0.5
Previous
New[1]

Main drivers for the revision

- Higher gold prices
- Operational performance
- Cost improvements

Nickel all-in costs *('000 US$/t)*



12.4
-17%
10.3
2Q25
2Q26

Main effects in 2Q26 (y/y)

- Higher by-products revenues (US$ -1.8k/t)
- Cost improvements (US$ -1.5/t)
- EBITDA from PTVI (US$ -0.7 k/t)
- Sudbury maintenance (US$ +1.2 k/t)

All-in costs, 2026 guidance *('000 US$/t)*



12-13.5
10-11.5
Previous
New[1]

Main drivers for the revision

- Higher copper and gold prices
- Operational performance
- Cost improvements

[1] Mid-point of guidance assuming gold prices of US$ 4,390/oz, BRL FX of 5.13, copper prices of US$ 13,236/t, palladium prices of US$ 1,394/oz and platinum prices of US$ 1,824/oz for 2026.

Free Cash Flow: strong cash generation supporting shareholder returns

Free cash flow – 2Q26

US$ million

Dividends and interest on capital to be paid in Sep26 **US$ 1.7 bn**

New share buyback program approved **100 M shares** *(2.3% of outstanding)*



4,066
-162
-1,128
• Cash effect of hedging: +337
-245
-300
-220
-506
1,505
-980
• Share Buybacks: - 140
-60
465
Proforma EBITDA
Working capital variation
CAPEX
Net financial expenses & income taxes¹
Associates & JVs²
Brumadinho incurred expenses & dam decharacterization³
Others⁴
Free Cash Flow
Brumadinho & Samarco⁵
Cash management and others⁶
Increase in cash & equivalents
Cash flow
Cash & liability management

[1] Includes income taxes and REFIS (US$ -271 million), interest on loans and borrowings (US$ -310 million), leasing (US$ -49 million), net cash received on settlement of derivatives (US$ 337 million), and other financial revenues (US$ 48 million). [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. [3] Includes incurred expenses on Brumadinho (US$ -149 million) and payments on dam decharacterization (US$ -71 million). [4] Includes disbursements related to railway concession contracts (US$ -116 million), streaming (US$ -291 million) and others. [5] Payments related to Brumadinho and Samarco. Excludes incurred expenses. [6] Includes debt repayment (US$ -81 million), new loans (US$ 161 million), and share buyback program (US$ -140 million).

Expanded net debt: trending towards the mid-range, driven by robust FCF generation


Expanded net debt
US$ million
17,792
-1,505
140
55
195
0
16,677
Cash effects
Accounting effects
US$ 20 bn
Moving towards the mid-range of the target
US$ 10 bn
Expanded net debt 1Q26
Recurring FCF
Share buyback
Swaps adjustments (mark to market)
Provisions adjustments
Debt, leases and cash adjustments (FX, others)
Expanded net debt 2Q26

Key takeaways

Continued focus on operational excellence
Record production and higher sales in all commodities

Accelerating high-return growth
Delivering transformational projects ahead of schedule

Driving cost competitiveness
Accelerating efficiency initiatives and capturing carve-out benefits

Advancing the Mining of the Future agenda
Bringing on new technologies and solutions across the business

Healthy shareholder returns
Dividends and buybacks supported by solid operational results